Exhibit 12

TELEPHONE AND DATA SYSTEMS, INC.

RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended
	March 31,
	2016	2015
(Dollars in millions)
EARNINGS:
Income before income taxes[1]	$23	$292
Add (deduct):
Equity in earnings of unconsolidated entities	(35)	(35)
Distributions from unconsolidated entities	14	13
Amortization of capitalized interest	2	2
Income attributable to noncontrolling interests in subsidiaries that do not have fixed charges	(1)	(6)
	3	266
Add fixed charges:
Consolidated interest expense[2]	41	34
Interest portion (1/3) of consolidated rent expense	15	15
	$59	$315

FIXED CHARGES:
Consolidated interest expense[2]	$41	$34
Capitalized interest	1	2
Interest portion (1/3) of consolidated rent expense	15	15
	$57	$51

RATIO OF EARNINGS TO FIXED CHARGES[3]	1.03	6.18

[1]	Includes Gain on sale of business and other exit costs, net of $124 million in 2015. Additionally, includes $123 million of Gain on license sales and exchanges, net in 2015.

[2]	Interest expense on income tax contingencies is not included in fixed charges.

[3]	Ratio of earnings to fixed charges and preferred dividends was also 1.03 and 6.18 for the three months ended March 31, 2016 and 2015, respectively.